UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

Ituran Location and Control Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.33⅓ per share
(Title of Class of Securities)

M6158M104

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. M6158M104

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Amos Kurz
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC USE ONLY
4	Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 0 shares
	6	Shared Voting Power 1,252,462 shares (1)
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 1,445,205 shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,445,205
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11	Percent of Class Represented by Amount in Row (9) 6.89%
12	Type of Reporting Person* IN

CUSIP No. M6158M104

1	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Uri Kurz
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3	SEC USE ONLY
4	Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0 shares
	6	Shared Voting Power 1,252,462 shares (1)
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 1,445,205 shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,445,205
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11	Percent of Class Represented by Amount in Row (9) 6.89%
12	Type of Reporting Person* IN

(1) Mr. Amos Kurz is deemed to beneficially own 13,398 shares of the Issuer owned by F.K. Generators and Equipment Ltd. ("F.K.") by virtue of his shared voting and investment power over such shares through his 33⅓ % ownership of Perfect Quality Trading Ltd. ("Perfect Quality"), a majority shareholder of F.K., with another 33⅓ % ownership of Perfect Quality owned by Mr. Avner Kurz (Amos Kurz's brother) and another 33⅓ % ownership of Perfect Quality owned by Mr. Uri Kurz (Avner Kurz’s and Amos Kurz’s brother). In addition, Mr. Amos Kurz, Mr. Avner Kurz and Mr. Uri Kurz are deemed to beneficially own 1,431,807 shares of the Issuer owned by Moked Ituran Ltd., which F.K is deemed to beneficially own by virtue of its right to direct the disposition of such shares in accordance with a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 attached hereto as Exhibit (a) and (b) (due to F.K.'s 26% ownership of Moked Ituran).

Mr. Amos Kurz , Mr. Avner Kurz and Mr. Uri Kurz are jointly in the possession of voting power (by virtue of their shared voting and investment power over F.K., as described above) in respect of 1,252,462 shares of the issuer beneficially held by it, out of which, 13,398 are directly owned by F.K. and 1,239,064 shares are owned by Moked Ituran Ltd., which F.K. has voting power according to a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 attached hereto as Exhibit (a) and (b) (due to F.K 's voting power in respect of 22.5% on the vote of any matter, other than issues specified in the shareholders agreement).

Item 1.

(a) Name of Issuer:  Ituran Location and Control Ltd.

(b) Address of Issuer’s Principal Executive Offices: 3 Hashikma Street, Azour, 58001 Israel.

Item 2.

(a) Name of Persons jointly Filing this Schedule 13G Report: Mr. Amos Kurz and Mr. Uri Kurz.

(b) Address of Principal Business Office: c/o Ituran Location & Control Ltd., 3 Hashikma Street,Azour, 58001, Israel.

(c) Citizenship:  Israel.

(d) Title of Class of Securities:  Ordinary Shares.

(e) CUSIP Number -  M6158M104

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.  Ownership.

(a) Amount Beneficially Owned: 1,445,205 Ordinary Shares. Mr. Amos Kurz is deemed to beneficially own 13,398 shares of the Issuer owned by F.K. Generators and Equipment Ltd. ("F.K.") by virtue of his shared voting and investment power over such shares through his 33⅓ % ownership of Perfect Quality Trading Ltd. ("Perfect Quality"), a majority shareholder of F.K., with another 33⅓% ownership of Perfect Quality owned by Mr. Avner Kurz (Amos Kurz's brother) and 33⅓% ownership of Perfect Quality owned by Mr. Uri Kurz (Avner Kurz’s and Amos Kurz’s brother). In addition, Mr. Amos Kurz , Mr. Avner Kurz and Mr. Uri Kurz are deemed to beneficially own 1,431,807 shares of the Issuer owned by Moked Ituran Ltd., which F.K is deemed to beneficially own by virtue of its right to direct the disposition of such shares in accordance with a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 attached hereto as Exhibit (a) and (b) (due to F.K.'s 26% ownership of Moked Ituran).

Mr. Amos Kurz, Mr. Avner Kurz  and  Mr. Uri Kurz jointly have voting power (by virtue of their shared voting and investment power over F.K., as described above) in respect of 1,252,462 shares of the issuer beneficially held by it, out of which, 13,398 are directly owned by F.K. and 1,239,064 shares are owned by Moked Ituran Ltd., which F.K. has voting power according to a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 attached hereto as Exhibit (a) and (b) (due to F.K 's voting power in respect of 22.5% on the vote of any matter, other than issues specified in the shareholders agreement).

(b) Percent of Class: Mr. Amos Kurz and Mr. Uri Kurz jointly hold 6.89% of Class

(c)  Number of shares as to which such persons have:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,252,462

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 1,445,205

Item 5.   Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The reporting persons filing this Schedule 13G pursuant to Rule 13d-1(d) are  Mr. Amos Kurz and Mr. Uri Kurz are who are Controlling Persons of F.K. (a company holding 26% of Moked Ituran Ltd.). See Item 4(a).

Item 8.   Identification and Classification of Members of the Group.

Not Applicable.

Item 9.   Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not applicable

Item 11.  Exhibits

(a)
Shareholders Agreement, dated May 18, 1998, amended on September 6, 2005 by and between Moked Ituran Ltd., Moked Services, Information, Management, Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky, and Yigal Shani (English translation) (incorporated by reference to Exhibit 10.1 to the Issuer's Registration Statement on Form F-1/A, No. 333-128028, as filed on September 23, 2005).

(b)
Form of Amendment to Shareholders Agreement dated May 18, 1998, by and between Moked Ituran Ltd., Moked Services, Information, Management, Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky, and Yigal Shani (English translation) (incorporated by reference to Exhibit 10.2 to the Issuer's Registration Statement on Form F-1/A, No. 333-128028, as filed on September 23, 2005).

(c)
Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13G, a copy of which has been filed as Exhibit C to this Schedule 13G.

SIGNATURE

After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2012

By: /s/ Amos Kurz Amos Kurz By: /s/ Uri Kurz Uri Kurz

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit C

FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G (including any amendments) need be filed with respect to ownership by each of the undersigned of ordinary shares of Ituran Location and Control Ltd.

The Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 13, 2012.

By: /s/ Amos Kurz Amos Kurz By: /s/ Uri Kurz Uri Kurz